Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors

AbCellera Biologics Inc.

We consent to the use of our report dated February 21, 2023, on the consolidated financial statements of AbCellera Biologics Inc., which comprise the consolidated balance sheets as of December 31, 2022 and December 31, 2021, the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes, and our report dated February 21, 2023 on the effectiveness of internal control over financial reporting as of December 31, 2022.

/s/ KPMG LLP

Chartered Professional Accountants

February 21, 2023

Vancouver, Canada